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                                                                   EXHIBIT 1
                                                               PRESS RELEASE


                                  PRESS RELEASE

                                 --------------

                              TB WOOD'S CORPORATION
                  ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER


         CHAMBERSBURG, PA, August 3, 2001 -- TB Wood's Corporation (Nasdaq:
TBWC) today announced the final results of its "Dutch Auction" self-tender offer, which expired at 5:00 p.m., New York City time, on July 30, 2001. The Company commenced the tender offer for up to 150,000 shares of its common stock, or approximately 2.8% of its then outstanding shares, at a purchase price not greater than $11.50 nor less than $8.50 per share on June 29, 2001.

         Based upon a final count by American Stock Transfer & Trust Company, the depositary for the offer, a total of 530,959 shares were tendered at or below $11.00 per share. Due to the over-subscription, shares tendered will be pro-rated. The Company will purchase 150,003 shares at $11.00 per share, resulting in a final pro-ration factor of 28.3%.

         The Company expects that the depositary will begin issuing payment for shares purchased in the offer on or about August 6, 2001 and will complete the payment process promptly. Shares not purchased pursuant to the offer will be promptly returned by the depositary. Stockholders may obtain further information by calling our Information Agent, MacKenzie Partners, Inc., at (212) 929-5500 or
(800) 322-2885.

         TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India.


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